Bionomics Limited

31 March 2004

04024227

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Per Jill Mashado
Company Secretary

dlw 4/14

SEC MAIL PROCESSING
RECEIVED
APR 09 2004
WASH. D.C. 155 SECTION

Bionomics Limited

ABN 53 075 582 740

MEDIA RELEASE
31 March 2004

BIONOMICS EGM RESOUNDINGLY SUPPORTS CAPITAL RAISING

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that results from its Extraordinary General Meeting (EGM) strongly supported the recent placement which raised close to $4 million.

Bionomics' shareholders at its EGM passed the necessary resolutions to issue the balance of the shares and all the options required to finalise the recent placement managed by Intersuisse Corporate. This placement, plus the current underwritten shareholders' entitlements issue, will raise approximately $6 million to fund the fast tracking of Bionomics' epilepsy and anxiety drug discovery program.

"Bionomics is very pleased with the level of top 20 shareholder support for the placement," stated Dr Deborah Rathjen, CEO and Managing Director of Bionomics. "In addition, we have been able to attract new institutional investors on to our share register through the placement.

Recent announcements of drug discovery collaborations with both the Walter Eliza Hall Institute of Medical Research and Southern Cross University to access drug compound libraries and associated support both show the positive steps being taken by Bionomics to rapidly advance its drug discovery program." Dr Rathjen added.

Mr Fraser Ainsworth, Chairman of Bionomics said, "Over 94% of the proxies voted today were in clear support of the capital raising." Mr Ainsworth also stated, "That it was very important for Bionomics to have sufficient funds in place to step forward into epilepsy and anxiety drug discovery. This raising was essential for the program."

Prior to the capital raising Bionomics had approximately 17-18 months cash to support its central nervous system, cancer and angiogenesis research programs based on its December 2003 cash position. "This raising will bring our funding back to our targeted minimum of two years" said Mr Ainsworth.

Dr Rathjen commented, "Bionomics' epilepsy and drug discovery program is expected to take the business forward to identification of potential lead drug compounds for advancement into preclinical trials. The drug discovery program is also complemented by the development of diagnostic products for serious forms of childhood epilepsy, which have the potential to generate nearer term revenue streams."

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilizing Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer.

For more information about Bionomics, visit www.bionomics.com.au

About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

About Anxiety

Anxiety affects 9.7% of Australians (approximately 2 million people), and affects Australian women at a higher rate than Australian men. In the United States, which represents a large market for anxiolytic drugs, anxiety affects 19 million people. In both Australia and the United States, anxiety represents the most common mental illness in the population. The global market for drugs that treat anxiety was estimated at US$14.5 billion in 2003.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101